EXHIBIT 99.1

Fury Commences 10,000-Metre Drill Program at Eau Claire and Provides an Update on the Kipawa Rare Earths Project

TORONTO, Oct. 21, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that it has commenced a 10,000-metre fall/winter drilling program at its wholly owned Eau Claire Gold Project (“Eau Claire” and the “Project”), located in the Eeyou Istchee Territory in the James Bay region of Quebec. The program is based on recommendations from the recent Eau Claire PEA and will focus on resource growth and enhancing the mine plan. Two drill rigs are currently active at site.

“We are excited to launch the next phase of drilling at Eau Claire, where our focus remains on advancing Eau Claire to development stage,” stated Tim Clark, CEO of Fury Gold Mines. “We also recognize the growing strategic importance of the Kipawa rare earths project and we are encouraged by the project’s potential. We look forward to working alongside First Nations and local communities to evaluate next steps.”

The fall/winter 2025 drill program at Eau Claire, comprising approximately 10,000 metres, will focus on:

  Expanding resources along high-grade shoots, which were highlighted in the PEA mineable portion of the resource;
  Connecting the current resource outside of the PEA mineable portion to bring more of the existing gold ounces into an eventual development scenario; and
  Continuing to identify additional resource growth opportunities.

Kipawa Heavy Rare Earths Project

Although Fury’s core focus remains on precious metals, the Company is pleased to provide an update on the Kipawa rare earths project in Quebec, given recent attention and increased valuations to rare earth projects globally. Since acquiring this project as part of the Quebec Precious Metals acquisition in the first quarter of this year, Fury has primarily focused on re-initiating dialogue with local community members and First Nations. The first step has been the establishment of a new community council comprised of local and First Nation leadership representation, which includes one Fury representative. The Company goal is to work collaboratively with this Committee and the Quebec Government to establish next steps to put this project back on a positive pathway for the benefit of all.

The Project is located 50 km east of Temiscaming and 440 km north of Toronto in southwestern Quebec and covers approximately 4,300 hectares. Kipawa is host to historical Proven and Probable Reserves of 19.8 million tonnes grading 0.411% total rare earth oxides (TREO).

The historical reserve estimation for Kipawa completed for Matamec Explorations, Inc was first disclosed in a technical report entitled: Feasibility Study for the Kipawa Project Temiscamingue Area, Quebec, Canada with an effective date of September 4, 2013. The Historical Reserve Estimates for Kipawa have not been sufficiently reviewed by Fury to be deemed current mineral reserves. Fury does not treat these historical reserve estimates as current.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.3 million common share position in Dolly Varden Silver Corp (12.9% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Information
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future work at Sakami will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/8cc2e277-e253-4b4f-be0d-17e932acc39e